UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER
000-28467
___________________________
CUSIP NUMBER
988792107

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TRINSIC, INC.

Full Name of Registrant

Z-TEL TECHNOLOGIES, INC.

Former Name if Applicable

601 S. HARBOUR ISLAND BLVD., SUITE 220

Address of Principal Executive Office (Street and Number)

TAMPA, FL 33602

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant is unable to timely file its report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) without unreasonable effort or expense by the due date of March 31, 2005.

The Registrant is in the process of acquiring a new long-term loan agreement which will replace its asset based loan agreement with Textron Financial Corporation. The Registrant is also in the process of completing new service agreements with two incumbent local exchange carriers which will determine the UNE-P line charges with these significant vendors of the Registrant on a go forward basis. The Registrant is also reviewing its current staffing levels relative to current and expected future operations. All of these matters, in addition to the current financial condition of the Registrant, have a significant influence on our business and could impact the type of opinion our independent registered public accounting firm might issue.

We believe our inability to successfully execute the financing and service agreements discussed above would likely result in our independent registered public accountants issuing an opinion that expresses significant doubt about the Registrant’s ability to continue as a going concern. However, even if we are able to execute all of the above agreements, there can be no assurance as to the type of opinion the independent registered public accounting firm might issue.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Russell A. Pennington	251	368-8600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached financials.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By: /s/ Horace J. Davis III
Horace J. Davis As Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

TRINSIC, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(In thousands, except share data)

	December 31,	December 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$1,363	$12,013
Accounts receivable, net of allowance for doubtful accounts of $10,967 and $13,804	27,242	20,605
Prepaid expenses and other current assets	836	3,876

Total current assets	29,441	36,494

Property and equipment, net	27,829	39,069
Intangible assets, net	457	2,287
Other assets	3,609	3,820

Total assets	$61,336	$81,670

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$55,605	$55,442
Deferred revenue	6,264	7,073
Current portion of long-term debt and capital lease obligations	7,536	5,074
Asset based loan	12,934	—

Total current liabilities	82,339	67,589

Long-term deferred revenue	46	361
Long-term debt and capital lease obligations	33	457

Total liabilities	82,418	68,407

Mandatorily redeemable convertible preferred stock, $.01 par value; 10,000,000 shares authorized; 1,771,018 issued; 1,747,684 outstanding (aggregate liquidation value of $158,779)	—	144,282

Commitments and contingencies (Notes 12, 17 and 22)

Stockholders’ deficit:
Common stock, $.01 par value; 30,000,000 shares authorized; 55,253,612 and 7,237,298 shares issued; 55,185,302 and 7,168,988 outstanding	553	73
Notes receivable from stockholders	(3,685)	(1,121)
Unearned stock compensation	(466)	—
Additional paid-in capital	392,488	188,987
Accumulated deficit	(409,894)	(318,880)
Treasury stock, 68,310 shares at cost	(78)	(78)

Total stockholders’ deficit	(21,082)	(131,019)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$61,336	$81,670

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TRINSIC, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS DATA
(In thousands, except share and per share data)

	Years Ended
	December 31,
	2004	2003	2002
Revenues	$251,477	$289,180	$238,397

Operating expenses:
Network operations, exclusive of depreciation and amortization shown below	123,723	135,531	94,422
Sales and marketing	21,094	19,421	11,319
General and administrative	112,350	125,765	123,578
Asset impairment charge	—	—	1,129
Wholesale development costs	—	—	1,018
Restructuring charge	4,801	—	1,861
Depreciation and amortization	19,764	23,449	23,936

Total operating expenses	281,732	304,166	257,263

Operating loss	(30,255)	(14,986)	(18,866)

Nonoperating income (expense):
Interest and other income	2,753	1,930	3,448
Interest and other expense	(6,111)	(3,071)	(4,137)

Total nonoperating expense	(3,358)	(1,141)	(689)

Net loss	(33,613)	(16,127)	(19,555)

Less mandatorily redeemable convertible preferred stock dividends and accretion	(15,326)	(17,480)	(15,589)
Less deemed dividend related to beneficial conversion feature	(57,584)	(186)	(186)

Net loss attributable to common stockholders	$(106,523)	$(33,793)	$(35,330)

Weighted average common shares outstanding	11,676,783	7,079,384	6,990,344

Basic and diluted net loss per share	$(9.12)	$(4.77)	$(5.05)

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